February 9, 2011

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Excelsior Venture Partners III, LLC (File No. 811-22386)

Excelsior Venture Partners III, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond through the period ended October 31, 2011:

1. A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

2. A copy of the resolutions which were adopted by the Board of Managers of the Fund, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3. A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4. If the Fund did not participate in the Bond, the Fund would have maintained a single-insured bond in the amount of $350,000, as required under Rule 17g-1 paragraph (d).

5. The premium for the Bond has been paid through October 31, 2011.

If you have any questions, please do not hesitate to contact me at (203) 352-4400.

Sincerely,

/s/ Steven L. Suss
Steven L. Suss

cc:  Marina Belaya